-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                               PINKERTON'S, INC.
                           (Name of Subject Company)

                                 SECURITAS AB
                          SECURITAS ACQUISITION CORP.
                                   (Bidders)
                               ----------------
   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                        (Title of Class of Securities)
                               ----------------
                                  723429 10 6
                     (CUSIP Number of Class of Securities)
                               ----------------

                              MR. THOMAS BERGLUND
                                 SECURITAS AB
                          SECURITAS ACQUISITION CORP.
                       70 LINDHAGENSPLAN, P.O. BOX 12307
                          S-102 28 STOCKHOLM, SWEDEN
                           TELEPHONE: 46 8 657 74 00
                 (Name, Address and Telephone Number of Person
               authorized to Receive Notices and Communications
                           on Behalf of the Bidder)

                                WITH A COPY TO:
                            STEVEN J. GARTNER, ESQ.
                           WILLKIE FARR & GALLAGHER
                              787 SEVENTH AVENUE
                         NEW YORK, NEW YORK 10019-6099
                           TELEPHONE: (212) 728-8000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 TRANSACTION VALUATION* $421,044,417      AMOUNT OF FILING FEE $84,209

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of (i) 12,246,631 shares of common stock, $0.001 par value per share (the "Company Common Stock"), of Pinkerton's, Inc. (the "Company"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of July 12, 1991, as amended, by and between the Company and The Bank of New York, as successor rights agent (the "Rights" and, together with the Company Common Stock, the "Shares") at a price of $29.00 per Share in cash, without interest, and (ii) 2,272,142 shares of Company Common Stock subject to issuance upon the exercise of outstanding options to purchase Shares. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.           Filing Party: Not applicable.
Form or Registration No.: Not applicable.         Date Filed: Not applicable.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            SCHEDULE 14D-1 AND 13D

CUSIP NO. 723429 10 6

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Securitas Acquisition Corp.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a)[_]

  (b)[_]

3. SEC USE ONLY

4. SOURCE OF FUNDS

  AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(e) OR 2(f) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  0

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  0%

10. TYPE OF REPORTING PERSON

  CO

                            SCHEDULE 14D-1 AND 13D

CUSIP NO. 723429 10 6

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Securitas AB

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a)[_]

  (b)[_]

3. SEC USE ONLY

4. SOURCE OF FUNDS

  BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(e) OR 2(f) [_]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

  Sweden

7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  6,137,616

8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]

9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  41.8%

10.TYPE OF REPORTING PERSON

  CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Securitas Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of July 12, 1991, as amended, by and between the Company and The Bank of New York, as successor rights agent (the "Rights" and, together with the Company Common Stock, the "Shares"), of Pinkerton's, Inc., a Delaware corporation (the "Company"), at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

  This Statement also constitutes a Statement on Schedule 13D of each of Purchaser and Securitas (defined below) with respect to an irrevocable option granted by the Company to Securitas to purchase up to 2,437,079 shares of Company Common Stock at $29.00 per share and options granted by certain stockholders of the Company, who beneficially own 3,700,537 Shares in the aggregate, to purchase all of such stockholders' Shares at the higher of $29.00 per share or the highest price paid by Purchaser pursuant to the Offer. Such options can only be exercised in certain circumstances described in
Section 11 of the Offer to Purchase. Securitas may be deemed to beneficially own such shares.

  Purchaser is indirectly wholly owned by Securitas AB, a corporation organized under the laws of Sweden ("Securitas"), and was formed solely to effect the Offer and the transactions contemplated thereby.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Pinkerton's, Inc., and the address of its principal executive offices is 4330 Park Terrace Drive, Westlake Village, California 91361. The telephone number of the Company at such location is
(818) 706-6800.

  (b) The class of securities to which this Statement relates is the Company Common Stock and the Rights. As of February 19, 1999, there were 12,246,631 shares of Company Common Stock issued and outstanding and 2,272,142 shares of Company Common Stock issuable pursuant to the exercise of outstanding options to purchase Company Common Stock. Purchaser is seeking to purchase all of the Shares at a purchase price of $29.00 per Share, net to the seller in cash. The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d), (g) This Statement is being filed by Purchaser and Securitas. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Purchaser and Securitas" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Purchaser and Securitas, and the name of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years, none of Purchaser, Securitas nor, to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)(1) Other than the transactions described in Item 3(b) below, none of Purchaser, Securitas nor, to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, none of Purchaser, Securitas nor, to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser and Securitas," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in the "INTRODUCTION" and "Section 10-- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

  (a)-(e) The information set forth in the "INTRODUCTION," "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12-- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in the "INTRODUCTION" and "Section 7-- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser and Securitas" and "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser and Securitas," "Section 10--Source and Amount of Funds," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements,"
"Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in "Section 9--Certain Information Concerning Purchaser and Securitas" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Securitas, or to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION," "Section 14-- Conditions to the Offer" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Section 7--Effect of the Offer on the Market for the Shares Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

 EXHIBIT
 -------
 (a)(1) Offer to Purchase, dated February 26, 1999.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(7) Press Release of Securitas, dated February 22, 1999.
 (a)(8) Summary Advertisement.


 EXHIBIT
 -------
 (b)    Loan Agreement, dated as of February 18, 1999, between Securitas,
        Deutsche Bank AG, Deutsche Bank Luxembourg S.A. and the Banks listed on
        Schedule 1 thereto.
 (c)(1) Agreement and Plan of Merger, dated as of February 19, 1999, by and among the Company, Securitas and Purchaser.
 (c)(2) Stockholders Agreement, dated as of February 19, 1999, by and among
        Purchaser, Securitas and certain stockholders of the Company.
 (c)(3) Stock Option Agreement, dated as of February 19, 1999, by and between
        Securitas and the Company.
 (c)(4) Employment Agreement, dated February 19, 1999, by and among the
        Company, Securitas and Denis R. Brown.
 (c)(5) Employment Agreement, dated February 19, 1999, by and among the
        Company, Securitas and C. Michael Carter.
 (c)(6) Employment Agreement, dated February 19, 1999, by and among the
        Company, Securitas and James P. McCloskey.
 (c)(7) Employment Agreement, dated as of February 19, 1999, by and among the
        Company, Securitas and Don W. Walker.
 (c)(8) Termination Agreement, dated as of February 19, 1999, by and among the
        Company, Securitas and Thomas W. Wathen.
 (c)(9) Confidentiality Agreement, dated September 3, 1998, by and between
        Securitas and the Company.
 (d)    None.
 (e)    Not Applicable.
 (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 1999

                                        SECURITAS ACQUISITION CORP.

                                        By:  /s/ Thomas Berglund
                                           ------------------------------
                                           Name: Thomas Berglund
                                           Title: President

                                        SECURITAS AB

                                        By:  /s/ Thomas Berglund
                                            -----------------------------
                                           Name: Thomas Berglund
                                           Title: President and CEO

                               INDEX TO EXHIBITS

                                                                     SEQUENTIAL
 EXHIBIT                                                              PAGE NO.
 -------                                                             ----------
 (a)(1) Offer to Purchase, dated February 26, 1999.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
 (a)(7) Press Release of Securitas dated February 22, 1999.
 (a)(8) Summary Advertisement.
 (b)    Loan Agreement, dated as of February 18, 1999, between
        Securitas, Deutsche Bank AG, Deutsche Bank Luxembourg S.A.
        and the Banks listed on schedule 1 thereto.
 (c)(1) Agreement and Plan of Merger, dated as of February 19,
        1999, by and among the Company, Securitas and Purchaser.
 (c)(2) Stockholders Agreement, dated as of February 19, 1999, by and among Purchaser, Securitas and certain stockholders of the Company.
 (c)(3) Stock Option Agreement, dated as of February 19, 1999, by and between Securitas and the Company.
 (c)(4) Employment Agreement, dated February 19, 1999, by and among the Company, Securitas and Denis R. Brown.
 (c)(5) Employment Agreement, dated February 19, 1999, by and among the Company, Securitas and C. Michael Carter.
 (c)(6) Employment Agreement, dated February 19, 1999, by and among the Company, Securitas and James P. McCloskey.
 (c)(7) Employment Agreement, dated February 19, 1999, by and among the Company, Securitas and Don W. Walker.
 (c)(8) Termination Agreement, dated as of February 19, 1999, by and among the Company, Securitas and Thomas W. Wathen.
 (c)(9) Confidentiality Agreement, dated September 3, 1998, by and between Securitas and the Company.
 (d)    None.
 (e)    Not Applicable.
 (f)    None.